SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SAMSONITE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

79604v105

(CUSIP Number)

Kevin Frankel
ACOF Management, L.P.
1999 Avenue of the Stars, Suite 1900
Los Angeles, California 90067
(310) 201-4100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 26, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79604v105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ACOF Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 102,699,490

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 102,699,490

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 102,699,490

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 31.37%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ares Corporate Opportunities Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 102,699,490

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 102,699,490

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 102,699,490

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]

13.	Percent of Class Represented by Amount in Row (11) 31.37%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ACOF Operating Manager, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 102,699,490

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 102,699,490

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 102,699,490

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 31.37%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ares Leveraged Investment Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 82,183,070

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 82,183,070

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,183,070

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 26.78%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ares Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 82,183,070

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 82,183,070

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,183,070

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 26.78%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ares Operating Member, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 82,183,070

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 82,183,070

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,183,070

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 26.78%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ares Leveraged Investment Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 21,404,972

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 21,404,972

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,404,972

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 8.70%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ares II Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 21,404,972

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 21,404,972

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,404,972

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 8.70%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ares Operating Member II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 21,404,972

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 21,404,972

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,404,972

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 8.70%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ares Parent Operating Member II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 21,404,972

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 21,404,972

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,404,972

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 8.70%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ares Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 206,287,532

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 206,287,532

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 206,287,532

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 47.86%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 206,287,532

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 206,287,532

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 206,287,532

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 47.86%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ares Partners Management Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 206,287,532

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 206,287,532

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 206,287,532

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 47.86%

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This Amendment No. 2 (this “Amendment”) amends and supplements, pursuant to Rule 13d-2(a), the Schedule 13D (the “Schedule 13D”) of ACOF Management, L.P., a Delaware limited partnership (“ACOF Management”), filed with the Securities and Exchange Commission on May 1, 2003 and amended by Amendment No. 1 filed on August 5, 2003.  This Amendment relates to the Common Stock, par value $0.01 per share (“Common Stock”), and 2003 Convertible Preferred Stock, par value $0.01 per share (“Preferred Stock”), of Samsonite Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 11200 East 45th Avenue, Denver, Colorado 80239.

Item 2.	Identity and Background

Item 3 is hereby amended to add the following:
Item 3.	Source and Amount of Funds or Other Consideration

On August 26, 2003, Ares Corporate Opportunities Fund, L.P., a Delaware limited partnership (“ACOF”), purchased 7,552 shares of Preferred Stock for aggregate consideration equal to $7,598,990.22.  The working capital of ACOF was the source of the funds for the purchase.

Item 4 is hereby amended to add the following:
Item 4.	Purpose of Transaction

(a)  On August 26, 2003, each of ACOF, Bain and Ontario separately acquired 7,552 additional shares of Preferred Stock, at a purchase price of $7,598,990.22 (ACOF’s purchase of 7,552 shares of Preferred Stock, the “Secondary Purchase”).  ACOF acquired the Preferred Stock in the Secondary Purchase for investment purposes.  In addition, while the Investor Group had previously agreed to sell, pursuant to the Recapitalization Agreement, up to $2.1 million of the Preferred Stock acquired by the Investor Group to certain members of the Issuer’s management team at or after closing of the Recapitalization, it is now expected that members of the Issuer’s management team will acquire such Preferred Stock from third-parties and not from the Investor Group.

Item 5 is hereby amended to add the following:
Item 5.	Interest in Securities of the Issuer

(a)-(b)  ACOF is the direct beneficial owner of 42,886 shares of Preferred Stock, convertible into an aggregate of 102,699,490 shares of Common Stock.  Each of (i) ACOF, (ii) ACOF Management, as the general partner of ACOF, (iii) ACOF Operating Manager, L.P.

(“ACOF Operating”), as the general partner of ACOF Management and the manager of ACOF, (iv) Ares Management, Inc., as the general partner of ACOF Operating, (v) Ares Management LLC, as the direct or indirect beneficial owner of all of the partnership interests of ACOF Operating and (vi) Ares Partners Management Company, LLC, as the direct or indirect beneficial owner all of the outstanding membership interests of Ares Management LLC, may be deemed to have the shared power to vote and dispose of the shares of Common Stock and Preferred Stock owned by ACOF.  The working capital of ACOF was the source of the funds for the purchase.  No part of the purchase price paid by ACOF was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Preferred Stock held by ACOF.

The filing of this statement shall not be construed as an admission that any entity is the beneficial owner of any securities covered by this Amendment.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of this 29th day of August, 2003.

ACOF MANAGEMENT, L.P.

By:	/s/ Kevin Frankel
Name: Kevin Frankel
Title: General Counsel

ARES CORPORATE OPPORTUNITIES FUND, L.P.

By:	/s/ Kevin Frankel
Name: Kevin Frankel
Title: General Counsel

ARES LEVERAGED INVESTMENT FUND, L.P.

By:	/s/ Kevin Frankel
Name: Kevin Frankel
Title: General Counsel

ARES MANAGEMENT, L.P.

By:	/s/ Kevin Frankel
Name: Kevin Frankel
Title: General Counsel

ARES II MANAGEMENT, L.P.

By:	/s/ Kevin Frankel
Name: Kevin Frankel
Title: General Counsel

ARES LEVERAGED INVESTMENT FUND II, L.P

By:	/s/ Kevin Frankel
Name: Kevin Frankel
Title: General Counsel

ACOF Operating Manager, L.P.

By:	/s/ Kevin Frankel
Name: Kevin Frankel
Title: General Counsel

Ares Operating Member, LLC

By:	/s/ Kevin Frankel
Name: Kevin Frankel
Title: General Counsel

Ares Operating Member II, LLC

By:	/s/ Kevin Frankel
Name: Kevin Frankel
Title: General Counsel

Ares Parent Operating Member II, LLC

By:	/s/ Kevin Frankel
Name: Kevin Frankel
Title: General Counsel

Ares Partners Management Company, LLC

By:	/s/ David Sachs
Name: David Sachs
Title: Vice President

Ares Management, LLC

By:	/s/ Kevin Frankel
Name: Kevin Frankel
Title: General Counsel